June 6, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (706)348-2229

Mr. Marc. J. Greene
President and Chief Executive Officer
Mountain Valley Bancshares, Inc.
136 North Main Street
Cleveland, GA 30528

Re: Mountain Valley Bancshares, Inc.
    Registration Statement on Form SB-2
    Filed May 11, 2006
    File No. 333-134006

Dear Mr. Greene:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Rick Factors

1.   Please include a risk factor on losses in recent periods.

Our directors and executive officers own a significant amount of our common stock, page 5

2.   Please give the percentage of stock officers and directors will own subsequent to this offering if all shares are sold.

<u>We are subject to significant government regulations…, page 5</u>

3.   Please include any federal securities regulation to which you will be subject following the completion of this offering.

<u>Purchases by Directors and Officers, page 6</u>

4.   Please disclose, if true, that these purchases are for investment purposes.

<u>Dilution, page 9</u>

5.   Please quantify the amount of the dilution if the options and warrants are exercised.

<u>Management's Discussion and Analysis…</u>

<u>Loan Portfolio, page 15</u>

6.   Please further define "real estate – other" in the "Types of loans" and "Allowance for loan losses" sections; we note the absence of your residential real estate loans.

<u>Nonaccrual, Past Due and Restructured Loans, page 16</u>

7.   We note your disclosure of loans for which the terms were renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. Please revise to describe the nature of the changes in the terms or any settlement.

<u>Business, Types of Loans, page 22</u>

8.   We note your representations that you will "generally lend up to a maximum of 80% loan to value" and "[commercial and industrial loans] will usually be collateralized;" please revise your disclosure in this section to include the percentages of loans that do not conform to these statements or are anomalies to your general underwriting practices.

<u>Construction and Development Loans, page 22</u>

9.   Please elaborate on the loan policy limits on speculative lending by borrower and by real estate project.

<u>Certain Transactions, page 38</u>

10.   Please clarify your disclosure regarding total loans outstanding to officers and directors; we note the figure $3,411,000 million.

Financial Statements, page F-2

11.   Please note the updating requirements of Item 310(g) of Regulation S-B.

Note 3 – Loans, page F-16

12.   We note your disclosure on page 16 of loans for which the terms were renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. We further note your disclosure on page F-16 that there were no loans identified as impaired under SFAS 114 at December 31, 2005 or 2004. Please revise to explain how you accounted for the troubled debt restructuring, your basis for that treatment, and why you do not consider these to be impaired loans.

Exhibit 5.1

13.   Please revise your opinion to provide that the shares, when sold, will be "*non-assessable*."

Exhibit 10.2

14.   Please file the current warrant agreement. The one you have filed represents warrants issued by the bank and exercisable at $10.00 per share, rather than $8.00.

Exhibit 23.1

15.   Please provide an updated consent from your independent accountant in your next pre-effective amendment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Irving at (202) 551- 3321 or Joyce Sweeney, Accounting Branch Chief at (202) 551- 3449 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Michael P. Marshall, Jr., Esq.
       Miller & Martin PLLC
       1170 Peachtree Street, NE Suite 800
       Atlanta, GA 30309-7649